

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 1, 2008

Mr. Stuart Rogers, President and Chief Executive Officers
Max Resource Corp.
400 Burrard Street
Suite 1400
Vancouver, British Columbia, Canada V6C 3G2

> **Re:** **Max Resource Corp.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed July 2, 2007**
> **File No. 000-30780**

Dear Mr. Pearce:

     We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                Sincerely,

                Brad Skinner
                Senior Assistant Chief Accountant